UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of March, 2002


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)


                21 Ha'arba'ah Street, Tel Aviv 64739, Israel
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                  (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        ----------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated: March 21, 2002



Exhibit    Description

A.         Koor Industries Limited Financial Statements as at December 31, 2001.

B.         ECI Telecom Ltd. Financial Statements as at December 31, 2001.